EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(Dollar amounts in thousands, except share per share data)

	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
1. Net income	$2,016	$1,834	$3,860	$3,283
2. Weighted average common shares outstanding	3,200,259	3,183,870	3,197,300	3,163,159
3. Common stock equivalents due to dilutive effect of stock options	43,278	25,424	44,224	42,621
4. Total weighted average common shares and equivalents outstanding	3,243,537	3,209,294	3,241,524	3,205,780
5. Basic earnings per share	$.63	$.58	$1.21	$1.04
6. Diluted earnings per share	$.62	$.57	$1.19	$1.02